                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)
                and Amendments Thereto Filed Pursuant to 13d-2(a)
                               (Amendment No. 2)*


                         ITT Educational Services, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   45068B 10 9
                                 (CUSIP Number)

                              Thomas C. Janson, Jr.
             Executive Vice President, General Counsel and Secretary
                    Starwood Hotels & Resorts Worldwide, Inc.
           777 Westchester Avenue, White Plains, New York 10604, (914)
                                    640-8100
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 18, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following page)


                               (Page 1 of 7 Pages)

                                  SCHEDULE 13D
CUSIP NO.      45068B 10 9                                 PAGE  2  OF  7  PAGES

-------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Starwood Hotels & Resorts Worldwide, Inc.
-------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [ ]
                                                               (b)   [ ]
-------------------------------------------------------------------------------
 3        SEC USE ONLY

-------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

            BK, OO
-------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)           [ ]
-------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland
-------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
             NUMBER OF
              SHARES                          9,450,000
           BENEFICIALLY              ---------------------------------
             OWNED BY                  8      SHARED VOTING POWER
               EACH
             REPORTING                         -0-
              PERSON                 ---------------------------------
               WITH                    9      SOLE DISPOSITIVE POWER

                                              9,450,000
                                     ---------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                               -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,450,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.0%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 45068B 10 9                                      PAGE  3  OF  7  PAGES

-------------------------------------------------------------------------------

 1        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ITT Corporation

-------------------------------------------------------------------------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]

-------------------------------------------------------------------------------

 3        SEC USE ONLY

-------------------------------------------------------------------------------

 4        SOURCE OF FUNDS*

          00

-------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          [ ]

-------------------------------------------------------------------------------

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
-------------------------------------------------------------------------------

                                      7      SOLE VOTING POWER
             NUMBER OF
              SHARES                         9,450,000
           BENEFICIALLY              ---------------------------------
             OWNED BY                 8      SHARED VOTING POWER
               EACH
             REPORTING                       -0-
              PERSON                 ---------------------------------
               WITH                   9      SOLE DISPOSITIVE POWER

                                             9,450,000
                                     ---------------------------------

                                     10      SHARED DISPOSITIVE POWER

                                             -0-

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,450,000

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          [ ]

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.0%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          CO

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D
Issuer:  ITT Educational Services, Inc.
Page 4 of 7

         Starwood Hotels & Resorts Worldwide, Inc. and ITT Corporation hereby amend and supplement their statement on Schedule 13D relating to the common stock, par value $.01 per share ("ESI Common Stock"), of ITT Educational Services, Inc., a Delaware corporation ("ESI"), as originally filed with the Securities and Exchange Commission (the "Commission") on March 5, 1998, and as amended by Amendment No. 1 thereto, filed with the Commission on June 29, 1998. This Schedule 13D of Starwood Hotels & Resorts Worldwide, Inc. and ITT Corporation is hereinafter referred to as the "Statement." ITT Corporation previously reported its ownership in the securities covered by this Statement on its statement on Schedule 13D originally filed with the Commission on October 17, 1995, as amended by Amendment No. 1 thereto, filed with the Commission on March 17, 1997, Amendment No. 2 thereto, filed with the Commission on July 23, 1997, and Amendment No. 3 thereto, filed with the Commission on November 19, 1997.

         On February 23, 1998, Chess Acquisition Corp., a subsidiary of Starwood Hotels & Resorts Worldwide, Inc. ("Merger Sub"), merged with ITT Corporation (the "Merger") pursuant to an Amended and Restated Agreement and Plan of Merger dated as of November 12, 1997 among Starwood Hotels & Resorts Worldwide, Inc., Merger Sub, Starwood Hotels & Resorts and ITT Corporation. As a result of the Merger, Starwood Hotels & Resorts Worldwide, Inc. became the beneficial owner of the 22,500,000 shares of ESI Common Stock then held by ITT Corporation.

         On June 9, 1998, ITT Corporation sold 13,050,000 shares of ESI Common Stock in a public offering.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby amended to read in its entirety as follows:

         "As a result of the Merger, the Corporation became the beneficial owner of the 22,500,000 shares of ESI Common Stock held by ITT. The Corporation has previously announced that it is exploring a range of disposition strategies for ESI. To that end, on February 13, 1998, ESI filed with the Commission a registration statement on Form S-3 (as amended, the "Registration Statement") for an underwritten public offering of 11,000,000 shares of the ESI Common Stock held by ITT. The number of shares to be offered was subsequently increased to 11,350,000. The Registration Statement also covered an additional 1,700,000 shares of the ESI Common Stock held by ITT to cover over-allotments, if any. The Commission declared the Registration Statement effective on June 3, 1998, and on June 9, 1998, the Corporation closed the sale (the "Sale") of the 11,350,000 shares of ESI Common Stock and the 1,700,000 shares subject to the over-allotment (a total of 13,050,000 shares of ESI Common Stock).

         On December 18, 1998, ESI filed a registration statement (the "December Registration Statement") for the underwritten public offering (the "Public Offering") by ITT of 7,000,000 shares of ESI Common Stock. The registration statement also includes up to an additional 950,000 shares to cover over-allotments, if any. In addition, ESI and ITT have entered into a Stock Repurchase Agreement (the "Stock Repurchase Agreement") dated as of December 18, 1998, pursuant to which ESI has agreed to repurchase (the "Stock Repurchase") from ITT 1,500,000 shares of ESI Common Stock at a price equal to the lesser of
(1) the public offering price per share, less underwriting discounts and commissions and (2) $32.84 per share. The closing of the Stock Repurchase is expected to occur concurrently with the closing of the Public Offering. Following the Public Offering and the Stock Repurchase, ITT will own 950,000 shares of ESI Common Stock. If the underwriters' over-allotment option is exercised in full, ITT will no longer own any shares of ESI Common Stock. If the underwriters' over-allotment option is not exercised in full, subject to market conditions and any restrictions in the Stock Repurchase Agreement and any underwriting agreement, the Corporation and ITT plan to dispose of any remaining shares of ESI Common Stock owned by ITT as soon as practicable.

         At the time the Merger was consummated, four of the ten members of the Board of Directors of ESI (the "ESI Board") resigned, effective February 23, 1998. On February 25, 1998, the remaining members of the ESI Board elected Tony Coelho, Robin Josephs, Merrick R. Kleeman and Barry S. Sternlicht to fill the vacancies created by the foregoing resignations and to serve as directors of ESI for terms expiring at the 2000, 1999, 2000 and 1998 Annual Meetings of stockholders of ESI, respectively, and until such director's successor is duly elected and qualified. Mr. Sternlicht was re-elected as a director at ESI's 1998 Annual Meeting of Shareholders for a term expiring at the 2001 Annual Meeting of Shareholders.

         A Stockholder Agreement (the "Stockholder Agreement") dated June 3, 1998 between ITT and ESI, among other things, provides that (a) the authorized number of directors on the ESI Board shall not exceed 10, (b) the authorized number

Schedule 13D
Issuer:  ITT Educational Services, Inc.
Page 5 of 7

of classes of directors of the ESI Board shall not exceed three, (c) in connection with each annual meeting of ESI's shareholders the ESI Board shall nominate and recommend such number of persons (rounded up to the next whole number but not to exceed four) designated by ITT to be elected to the ESI Board so that the total number of ITT designees on the ESI Board is in relative proportion to the percentage of the outstanding shares of ESI Common Stock held by ITT and its affiliates (collectively, the "ITT Group") and (d) the membership of the standing Nominating Committee of the ESI Board shall be limited to four members, two of whom must be directors who are ITT designees until the number of ITT designees on the ESI Board is two, in which event only one ITT designated director must be on the Nominating Committee, and if there is one ITT designee on the ESI Board, such designee is not required to be on the Nominating Committee (collectively, the "Board Rights"). The Stockholder Agreement also provides that the Board Rights shall terminate when the ITT Group holds less than 7.5% of the outstanding shares of ESI Common Stock. The ITT Group may assign the Board Rights in whole, but not in part, to any one transferee from the ITT Group of 10% or more of the outstanding shares of ESI Common Stock (the "Rights Transferee"). The ITT designees currently on the ESI Board are Mr. Coelho, Ms. Josephs, Mr. Kleeman and Mr. Sternlicht. Upon completion of the Public Offering and the Stock Repurchase, whether or not the underwriters exercise the over-allotment option, the ITT Group will hold less than 7.5% of the outstanding ESI Common Stock, terminating the Board Rights.

         The Stock Repurchase Agreement provides that ITT will use its best efforts to cause each of its designated representatives, Tony Coelho, Robin Josephs, Merrick R. Kleeman and Barry S. Sternlicht, to resign from the ESI Board, effective upon completion of the Public Offering and the Stock Repurchase."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Statement is hereby amended to read in its entirety as follows:

         "An Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") dated June 3, 1998 between ITT and ESI, among other things, provides that, upon request of ITT, ESI will register under the Securities Act of 1933, as amended (the "Securities Act"), any of the shares of ESI Common Stock held by ITT for sale in accordance with ITT's intended method of disposition thereof, and will take such other action necessary to permit the sale thereof in other jurisdictions. ITT has the right to request two such registrations after the Sale. ESI will pay all registration expenses (other than underwriting discounts and commissions and ITT's legal, accounting and advisors expenses) in connection with such registrations. ITT also has the right, which it may exercise at any time and from time to time during the term of the agreement, to include the shares of ESI Common Stock held by it in other registrations of shares of ESI Common Stock initiated by ESI on its own behalf or on behalf of any other person. ESI will pay all registration expenses (other than underwriting discounts and commissions related to the shares of ESI Common Stock sold by ITT, ITT's legal, accounting and advisors expenses, and the filing fees payable under the Securities Act for the shares of ESI Common Stock sold by
ITT) in connection with each such registration. The rights of ITT under the Registration Rights Agreement are transferable by ITT. The Registration Rights Agreement terminates five years after the Sale.

         The Registration Rights Agreement prohibits the holder of any shares of ESI Common Stock registered by ESI pursuant to such agreement from disposing of any such shares if the disposition would cause a change in control of ESI or any of its ITT Technical Institutes, until ESI receives all of the required prior approvals of certain accrediting commissions and federal and state regulatory agencies.

         The Stockholder Agreement prevents ESI as a result of any statutory anti-takeover or other anti-takeover provisions adopted by ESI from (a) significantly limiting or restricting the ability of the ITT Group or any transferee from the ITT Group of 10% or more of the outstanding shares of ESI Common Stock to transfer or vote the ESI Common Stock held by it or (b) significantly adversely affecting the value of the shares of ESI Common Stock currently owned by the ITT Group or any transferee from the ITT Group of 10% or more of the outstanding shares of the ESI Common Stock. The Stockholder Agreement also prevents ESI from taking any action that would subject any such shares to any restriction, limitation or provision of law to which other holders of ESI Common Stock are not subject. These restrictions will end when the ITT Group holds less than 10% of the outstanding shares of ESI Common Stock. Upon the closing of the Public Offering and the Stock Repurchase, the ITT Group will hold less than 10% of the outstanding ESI Common Stock.

Schedule 13D
Issuer:  ITT Educational Services, Inc.
Page 6 of 7

         The Stockholder Agreement prohibits the ITT Group or the Rights Transferee from transferring any of the shares of the ESI Common Stock if such transfer would cause a change in control of ESI or any of the ITT Technical Institutes, until ESI receives all of the required prior approvals of certain accrediting commissions and federal and state regulatory agencies.

         Pursuant to the Stock Repurchase Agreement, ESI has agreed to repurchase from ITT 1,500,000 shares of ESI Common Stock at a price equal to the lesser of (1) the public offering price per share, less underwriting discounts and commissions and (2) $32.84 per share. In addition, the Stock Repurchase Agreement provides, among other things, (1) that upon completion of the Public Offering and the Stock Repurchase, ITT will pay ESI $500,000 for administrative expenses and an additional $500,000 for administrative expenses if certain conditions relating to the Public Offering are satisfied and (2) if the underwriters' over-allotment option is not exercised in full, ESI will file a post-effective amendment to the December Registration Statement converting it into a shelf registration statement covering all remaining shares of ESI Common Stock held by ITT. ITT has agreed that such shelf registration will constitute its remaining demand registration right under the Registration Rights Agreement. In the Stock Repurchase Agreement, ITT also agreed that it would not, without the prior consent of ESI, whether pursuant to such shelf registration or otherwise, sell any of its remaining shares in a manner that could reasonably be expected to cause a significant disruption in the orderly trading of the ESI Common Stock on the New York Stock Exchange; provided, that, without limiting the foregoing, ESI agreed that transfers permitted by Rule 144 promulgated under the Securities Act and transfers to institutional investors would not conflict or cause a default under this provision of the Stock Repurchase Agreement."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Stock Repurchase Agreement dated as of December 18, 1998 between ITT Corporation and ITT Educational Services, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K dated December 18, 1998 of ITT Educational Services, Inc.).

                                   * * * * * *

Schedule 13D
Issuer:  ITT Educational Services, Inc.
Page 7 of 7

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 22, 1998.

STARWOOD HOTELS & RESORTS                         ITT CORPORATION
         WORLDWIDE, INC.

By:  /s/ Thomas C. Janson, Jr.                    By:  /s/ Alan M. Schnaid
      Thomas C. Janson, Jr.                            Alan M. Schnaid
      Executive Vice President, General Counsel        Vice President, Controller and Assistant
                and Secretary                                   Secretary